UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Qingdao Tiandihui Pet Foodstuff Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2023 annual shareholder meeting and press release announcing the pertinent dates for its 2023 annual shareholder meeting. A copy of the proxy statement and press release are attached hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Proxy Statement for 2023 Annual Meeting of Shareholders.

99.2	Press Release for 2023 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: September 26, 2023

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